EXHIBIT 12

                   BURLINGTON NORTHERN INC. and SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (In Millions, Except Ratio Amounts)
                                  (Unaudited)


                                     Three Months Ended      Nine Months Ended
                                        September 30,           September 30,
                                      1994        1993        1994        1993
Earnings:

  Pre-tax income.....................  $188        $ 85        $464        $332

  Add:
    Interest, excluding capitalized
      interest.......................    40          38         118         107
    Portion of rent under long-term
      operating leases representative
      of an interest factor..........    25          25          77          75

  Total earnings available for
    fixed charges....................  $253        $148        $659        $514

Fixed charges:

  Interest...........................  $ 40        $ 38        $119        $107
  Portion of rent under long-term
    operating leases representative
    of an interest factor............    25          25          77          75

  Total fixed charges................  $ 65        $ 63        $196        $182

Ratio of earnings to fixed charges...  3.89x       2.35x       3.36x       2.82x